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ERIC.REQUENEZ@SKADDEN.COM

May 22, 2009

VIA EDGAR
Brion R. Thompson, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	ING Clarion Real Estate Income Fund ("IIA")
ING Clarion Global Real Estate Income Fund ("IGR")

Dear Mr. Thompson:

We received your additional oral comments on May 21, 2009 to the Combined Proxy Statement/Prospectus on Form N-14 filed on March 10, 2009 (Nos. 333-157821 and 811-214656) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act") regarding the reorganization (the "Reorganization") of IIA with IGR (together with IIA, each, a "Fund" and, collectively, the "Funds").

The Funds have considered your comments and have authorized us to make the responses and changes agreed upon to date to the Registration Statement on the Funds' behalf.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which will be filed at a later date.  Copies of the changed pages to the Registration Statement were submitted to you with our letter dated May 6, 2009, and reflect the changes made in response to your comments, as

Brion R. Thompson
May 22, 2009

well as other changes made to the Registration Statement since the initial filing.  All changes were conformed throughout the Registration Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses.

Comments

Comment 1:    Confirm that IGR Merger Subsidiary ("Merger Subsidiary") is only being formed for the purpose of effectuating the merger.  Please provide us with an assurance that Merger Subsidiary will exist for a short period of time and will be formed approximately one or two days before the merger and will be dissolved within two days of completing the merger.

Response:  Merger Subsidiary will be formed for the sole purpose of facilitating the merger.  We anticipate that Merger Subsidiary will be formed approximately one or two business days before the merger and that it will be dissolved as soon as practicable after the merger, which we anticipate will occur within two business days of completing the merger.

Comment 2:    Confirm that Merger Subsidiary will not hold any securities other than the securities it acquires from IIA and that Merger Subsidiary will not engage in any other activities prior to or after the merger.

Response:  Merger Subsidiary will not hold any securities other than the securities it acquires as a consequence of its merger with IIA nor will it engage in any activities other than effectuating the merger and liquidating into IGR following the completion of the merger.

Comment 3:    Will Merger Subsidiary have the same board of directors as IGR?  If not, please explain why Merger Subsidiary having a different board composition than IGR is not problematic and whether Merger Subsidiary will continue to be under the direction and control of IGR.

Response:  Inasmuch as Merger Subsidiary's only purpose is to facilitate the merger and acts merely as a transitory portfolio asset, we anticipate that the board of directors of Merger Subsidiary will be composed of one, two or three senior officers of the investment manager of IGR and IIA who also serve as senior officers of IGR and who will be acting within the confines of (i) the agreement and plan of reorganization between IIA, IGR and Merger Subsidiary, (ii) the investment management agreement between IGR and ING Clarion Real Estate Securities, L.P., and (iii)

Brion R. Thompson
May 22, 2009

the supervisory authority of the board of directors of IGR.  Because Merger Subsidiary will be a subsidiary of IGR, it will at all times be subject to the control of IGR.  Because the only activities of Merger Subsidiary are administrative in nature, we do not think that the directors of IGR need also be formally named as directors of Merger Subsidiary.

"Tandy" Representation

With respect to the Registration Statement, IGR hereby acknowledges the following:

The disclosure in the filing is the responsibility of IGR.  IGR acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  IGR also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and IGR represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IGR further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve IGR from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3742 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Eric Requenez
Eric Requenez, Esq.
Enclosure

cc:       Richard Prins, Esq.